SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 1-12385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHROP GRUMMAN FINANCIAL

SECURITY AND SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

1840 Century Park East

Los Angeles, California 90067

Northrop Grumman Financial

Security and Savings Program

Financial Statements as of December 31, 2004 and 2003

and for the Year Ended December 31, 2004,

Supplemental Schedule and

Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the

Northrop Grumman Financial Security and Savings Program

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

June 27, 2005

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2004 AND 2003

	2004			2003
	Retirement Account (1)	Savings Account (2)	Total	Retirement Account (1)	Savings Account (2)	Total
ASSETS:
Investments, at Fair Value:
Investment in Northrop Grumman Defined Contribution Plans Master Trust		$716,515,716	$716,515,716		$716,609,904	$716,609,904
Investment in Northrop Grumman Employee Benefit Plan Master Trust	$455,643,379		455,643,379	$433,186,560		433,186,560
Loans receivable from participants		34,100,696	34,100,696		31,357,193	31,357,193
Short-Term Investments		10,045,949	10,045,949		2,891,365	2,891,365

Total investments	455,643,379	760,662,361	1,216,305,740	433,186,560	750,858,462	1,184,045,022

Receivables:
Employee deposits	23,911	30,780	54,691	29,877	28,752	58,629
Employer contributions		67,131	67,131		670,919	670,919
Other receivable		105,436	105,436

Total receivables	23,911	203,347	227,258	29,877	699,671	729,548

Total assets	455,667,290	760,865,708	1,216,532,998	433,216,437	751,558,133	1,184,774,570

LIABILITIES:
Accrued expenses	278,125	600,072	878,197	331,992	391,373	723,365

Total liabilities	278,125	600,072	878,197	331,992	391,373	723,365

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$455,389,165	$760,265,636	$1,215,654,801	$432,884,445	$751,166,760	$1,184,051,205

(1)	Non participant directed
(2)	Participant directed

See accompanying notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

	Retirement Account (1)	Savings Account (2)	Total
INVESTMENT INCOME:
Plan interest in the Northrop Grumman Employee Benefit Plan Master Trust investment income	$53,144,405		$53,144,405
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust investment income		$60,418,924	60,418,924
Interest		108,007	108,007

Total investment income	53,144,405	60,526,931	113,671,336

DEPOSITS AND CONTRIBUTIONS:
Employee deposits	7,502,155	3,717,542	11,219,697
Employer contributions		2,616,175	2,616,175
Employee rollovers into plan		86,704	86,704

Total deposits and contributions	7,502,155	6,420,421	13,922,576

DEDUCTIONS:
Benefits paid to participants	(37,186,613)	(55,363,361)	(92,549,974)
Administrative expenses	(955,227)	(2,485,115)	(3,440,342)

Total deductions	(38,141,840)	(57,848,476)	(95,990,316)

NET INCREASE	22,504,720	9,098,876	31,603,596

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	432,884,445	751,166,760	1,184,051,205

End of year	$455,389,165	$760,265,636	$1,215,654,801

(1)	Non participant directed
(2)	Participant directed

See accompanying notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Financial Security and Savings Program (the “FSSP” or the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General — The FSSP is a tax-qualified defined contribution plan established for the benefit of certain employees of Northrop Grumman Corporation (“NGC”) acquired as part of NGC’s acquisition of Litton Industries, Inc. (“Litton”), and Premier America Credit Union, an unaffiliated entity of Litton. As of September 30, 2004 Premier America Credit Union employees were no longer eligible to participate in the Plan. The accounts of those employees were fully vested and the employees were treated as having terminated employment for purpose of the Plan’s distribution rules.

Employees are eligible to participate in the Plan upon their date of hire on a voluntary basis. Both the savings and ESOP features are reported within the Plan’s 2004 financial statements as they have been in prior periods.

The Plan maintains all retirement account assets (“FSSP Retirement Account”) in the Northrop Grumman Employee Benefit Plan Master Trust (the “Pension Master Trust”) and all savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”). State Street Bank and Trust Company (“State Street” or the “Trustee”) is Trustee for the both the Pension and DC Master Trusts.

Effective July 1, 2003, certain employees were no longer eligible to make deposits to the Plan. Instead, such employees became eligible to actively participate and make deposits to the Northrop Grumman Savings Plan.

Employee Deposits and Company Contributions — A participant may deposit from 1 percent to 4 percent of annual cash compensation into the FSSP Retirement Account. A participant’s FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under the Litton-heritage retirement plans (collectively, the “Litton Retirement Plans”). A participant who deposits 4 percent of annual cash compensation into the FSSP Retirement Account could elect to deposit an additional 1 percent to 26 percent into the FSSP Savings Account. Subject to certain collective bargaining agreements, the Company matches 50 percent of the first 6 percent of a participant’s deposits to the FSSP, with such contributions remitted to the participant’s FSSP Savings Account. The aggregate amount of deposits and contributions to the Plan may not exceed the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “1986 Code”).

Investment of FSSP Retirement Account deposits is directed solely by the Investment Committee. FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds currently available (see “Investment Options” below). Each year, as required by the Plan document, the Plan re-allocates current year deposits to ensure that each participant receives the eligible maximum pension and company matching contributions, subject to tax deferral and compensation limits imposed by the 1986 Code. Match maximization is performed after the end of the calendar year or upon termination of employment, whichever comes first. To the extent that deposits are re-allocated from a participant’s FSSP Savings Account to the FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces a participant’s deposits below the maximum level eligible for Company matching contributions. Forfeitures of Company matching contributions plus investment earnings thereon are used to reduce subsequent Company matching contributions.

Vesting — A participant is always fully vested in FSSP deposits (including any investment earnings thereon). Participants vest at 50 percent in all Company matching contributions plus related investment earnings after two full years of service and 100 percent after three full years of service. Full vesting also occurs if a participant (while in the employ of the Company) dies, becomes totally disabled or terminates employment on or after reaching age 65.

Non-vested amounts of a participant’s Company matching contributions are forfeited upon termination of employment if the participant takes a distribution of his/her vested account balance. Otherwise, a forfeiture shall not occur until the participant has incurred a five-year break in service. Forfeitures for a terminated participant may be restored depending on the time elapsed from the termination date and the time that the terminated participant was employed by the Company immediately prior to such termination of employment.

Payment of Benefits — Upon termination of service (including termination due to death, disability or retirement), a participant may receive a lump sum payment of FSSP Retirement and/or Savings Account balances. A participant may also delay the lump sum payment until the age of 70 1/2, if the total account balances exceed $5,000. In addition, a participant has the option of choosing to take the total distribution as an annuity subject to Plan terms, or, at retirement, to elect a rollover of his/her FSSP Retirement Account to the Litton Retirement Plans.

A participant’s benefit under the Litton Retirement Plans is determined by the amount of deposits to the participant’s FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the FSSP provides that employees must, on an annual basis, deposit the lesser of: (i) 4 percent of their annual compensation, (ii) the 401(k) deferral limit as defined by the 1986 Code, (iii) 4 percent of the pay cap limit as defined by the 1986 Code or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests. The FSSP and Litton Retirement Plans together constitute a qualified offset arrangement as defined in Section 1116(f) of the Tax Reform Act of 1986.

Withdrawals — A participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participant deposits to the FSSP Retirement Account are invested in the Northrop Grumman Employee Benefit Plan Master Trust (a non-participant directed investment). Upon enrollment in the Plan, each participant may direct that his or her employee deposits and Company matching contributions, in 1 percent increments, be invested in one or more of the following FSSP Savings Account (participant directed) investment options.

U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

U.S. Fixed Income Fund — The U.S. Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”; see Notes 5 and 6). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

Northrop Grumman Fund — The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed income (35%), U.S. Equities (45%), and International Equities (20%). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).

Small Cap Fund — The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund’s objective is capital appreciation over the long term, rather than current income (dividends).

Equity Index Fund — The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan’s Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor’s 500 Stock Index.

High Yield Bond Fund — The High Yield Bond Fund consists of below-investment-grade securities (i.e., BBB or lower) assigned by Moody’s Investor Services or Standard & Poor’s Corporation. The fund seeks to exceed the return of the high-quality (investment grade) bond market.

International Bond Fund — The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades (i.e., A or better) by Moody’s Investor Services or Standard & Poor’s Corporation. The fund’s objective is to provide a higher level of income and capital appreciation than the domestic fixed income market.

Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.

Participants can change the allocation of future deposits among funds weekly in 1 percent increments. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy a number of units in each fund. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date, and (2) the current value of each unit. Unit values are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions, and transfers. Participants may change their investment options daily.

Participant Loans — FSSP loans may be made only from an active participant’s vested FSSP Savings Accounts to a maximum loan amount of the lesser of 50 percent of such account balances or $50,000. The interest rate on such loans is the trustee’s prime rate plus 1 percent on the first day of the month in which the participant applies for the loan. Interest is computed based upon the loan recipient’s pay period (e.g., monthly, bi-weekly). Repayments are generally made from payroll deductions (active employees) or personal check (for former employees or employees on leave of absence, if the participant’s account balance remains in the FSSP). The maximum loan repayment period is fifteen years if the loan proceeds are used to purchase the participant’s principal residence; otherwise, the maximum repayment period for a loan is five years. Outstanding loan balances can be repaid in full at any time.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of those securities may occur in the near term which could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition — The Plan’s investments other than guaranteed investment contracts, including the Plan’s interests in the master trusts, are stated at fair value as determined by the Trustee. The underlying investments in the master trusts are valued as follows:

Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Plan’s Investment Committee, or in the case of participant-directed brokerage accounts, the participant’s broker, as applicable).

Guaranteed Investment contracts held by the Plan through the Stable Value Fund are considered to be fully benefit-responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. Contract value approximates fair value. In addition, the Plan entered into synthetic investment contracts in order to manage the market risk and return of certain securities held by the Plan (See Notes 5 and 6).

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The Trustee relies on the prices provided by pricing sources, the investment managers or Investment Committee as a certification as to value in performing any valuations or calculations required of the Trustee.

Participant loans are valued at their outstanding balances, which approximates fair value.

The Pension Master Trust and DC Master Trust allocate investment income, realized gains and losses and unrealized appreciation and depreciation on the underlying securities to the participating plans monthly and daily, respectively, based on the market value of each plan’s investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits — Benefits are recorded when paid.

Reclassifications — Certain prior-year amounts have been reclassified to conform to current-year presentation.

3.	INVESTMENTS

As of December 31, 2004, the Plan’s investments included a proportionate interest in certain investments held by the Pension Master Trust and DC Master Trust. These investments are stated at fair values determined and reported by the Trustee in accordance with the master trust agreements established by the Company (see Note 2). Proportionate interests of each participating plan are ascertained on the basis of the Trustee’s plan accounting method for master trust arrangements. Plan assets represent approximately 2 percent and 3 percent and 7 percent and 11 percent of total net assets as reported by the Trustee of the Pension Master Trust and DC Master Trust, respectively, as of December 31, 2004 and 2003.

Plan assets held in the Pension Master Trust were invested within the following investment pools as of December 31:

	2004	2003
Equity	$267,493,923	$264,389,739
Fixed income	148,482,198	129,584,548
Private equity and alternative investments	34,598,296	30,537,308
Money market	5,068,962	8,674,965

Total	$455,643,379	$433,186,560

As of December 31, 2004, Pension Master Trust and DC Master Trust assets of $2,685,847,513 and $945,632,923, respectively, were on loan to third party borrowers under security lending agreements. As of December 31, 2003, Pension Master Trust and DC Master Trust assets of $1,637,900,325 and $695,984,508, respectively, were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the master trusts.

The Pension Master Trust held $2,745,227,224 and $1,685,458,232 of collateral for securities on loan as of December 31, 2004 and December 31, 2003, respectively. The DC Master Trust held $964,720,499 and $709,646,197 of collateral for securities on loan as of December 31, 2004 and December 31, 2003, respectively.

The net assets of the Pension Master Trust and DC Master Trust are as follows as of December 31:

	2004		2003
	Pension Master Trust	DC Master Trust	Pension Master Trust	DC Master Trust
Assets:
Temporary investments	$1,217,706,082	$326,396,803	$1,115,677,812	$152,963,469
U.S. and foreign government securities	2,753,605,861	282,951,795	2,184,295,445	411,233,413
Corporate debt instruments	2,067,404,438	159,625,861	2,007,959,795	174,859,840
Common stocks	8,987,439,835	3,958,338,184	9,002,881,015	2,487,376,512
Common/collective trust funds	1,425,883,063	2,497,187,691	973,957,209	1,507,330,059
Real estate	190,976,899		254,160,126
Guaranteed and synthetic investment contracts (See Notes 5 and 6)		2,726,708,728		1,757,340,661
Other investments	1,898,411,850	38,363,119	1,742,860,005	11,684,933

Total investments	18,541,428,028	9,989,572,181	17,281,791,407	6,502,788,887

Receivables for investments sold	41,881,377	33,120,224	242,094,717	28,549,033
Dividends, interest and taxes receivable	64,742,719	10,142,786	58,759,708	8,511,236
Receivables for foreign exchange	264,097,755		225,805,839
Other receivables	2,073,528	37,008

Total assets	18,914,223,407	10,032,872,199	17,808,451,671	6,539,849,156

Liabilities:
Due to broker for securities purchased	39,988,856	66,552,095	786,038,673	80,811,923
Payables for foreign exchange	264,143,982		225,795,300
Other liabilities	1,231,491		2,910,189

Total liabilities	305,364,329	66,552,095	1,014,744,162	80,811,923

Net assets of the master trusts	$18,608,859,078	$9,966,320,104	$16,793,707,509	$6,459,037,233

Investment income for the Pension Master Trust and DC Master Trust for the Plan year ended December 31, 2004 is as follows:

	Pension Master Trust	DC Master Trust
Investment income:
Net appreciation in fair value of investments:
Temporary investments	$522,857
U.S. and foreign government securities	50,930,327	$2,828,925
Corporate debt instruments	41,389,756	(187,538)
Common stocks	1,008,451,435	303,447,058
Common/collective trust funds	270,896,342	126,237,526
Real estate	(4,760,884)
Other investments	302,297,221	(7,899,496)

Net appreciation	1,669,727,054	424,426,475

Interest	238,974,960	129,930,067
Dividends	168,100,733	71,658,668
Other income	204,300,245	551,553
Investment manager fees	(55,332,207)	(10,681,589)

Total investment income	$2,225,770,785	$615,885,174

Other than the Plan’s investment in the Pension and DC Master Trusts, there are no assets held for investment that represent 5 percent or more of the FSSP’s net assets at December 31, 2004 and 2003.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust and the Pension Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps and options on futures and swaps as substitutes for certain types of securities.

Futures Contracts — The DC Master Trust and the Pension Master Trust enter into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for plan benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year.

As of December 31, 2004, the DC Master Trust was a party to U.S. Treasury and Eurodollar futures contracts held for trading purposes to purchase (sell) aggregate notional amounts of ($106,707,141) and $103,801,483 at December 31, 2004, respectively. The fair value of futures contracts in the statements of net assets available for benefits associated with the DC Master Trust was ($801,549) at December 31, 2004. As of December 31, 2004, the Pension Master Trust was a party to U.S. Treasury, Eurodollar, and Index futures contracts held for trading purposes to purchase aggregate notional amounts of $355,007,481, $152,320,968 and $455,668,755 at December 31, 2004, respectively. The fair value of futures contracts in the statements of net assets available for benefits associated with the Pension Master Trust was $10,069,669 at December 31, 2004.

Interest Rate Swaps — The DC Master Trust and the Pension Master Trust enter into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties. As of December 31, 2004, the DC Master Trust had interest rate swap contracts with aggregate notional amounts and fair values of $46,370,000 and ($305,818), respectively. As of December 31, 2004, the Pension Master Trust had interest rate swap contracts with aggregate notional amounts and fair values of $59,000,000 and ($1,268,406), respectively.

Options on Futures and Swaps — The Pension Master Trust enters into contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties. As of December 31, 2004, the Pension Master Trust had options on futures and swap contracts held for trading purposes to sell aggregate notional amounts of $84,379,000, which had a fair value of ($3,802,064).

Notional amounts disclosed above do not quantify risk or represent assets or liabilities of the master trusts, but are used in the calculation of cash settlements under the contracts. Changes in fair value are accounted for as appreciation (depreciation) in fair value of investments of the DC Master Trust and the Pension Master Trust.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

A portion of the Plan’s investments in the DC Master Trust is in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Stable Value Fund were approximately 7 percent and 8 percent, respectively of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund were as follows as of December 31:

	2004	2003
Guaranteed and Synthetic Investment Contracts (at contract value)	$2,726,708,728	$1,757,340,661
Merrill Lynch Retirement Preservation Trust		353,175,048
Cash and cash equivalents	22,365,697	7,241,405

Total	$2,749,074,425	$2,117,757,114

Investment income of the Stable Value Fund totaled $103,762,307 for the year ended December 31, 2004.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2004, no borrowings under this arrangement were outstanding.

6.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Guaranteed investment contracts owned by the Stable Value Fund consist of the following at December 31 (at contract value):

	2004	2003
Synthetic Investment Contracts	$2,699,669,681	$1,753,314,248
Separate Account Assets	16,025,472
General Account Assets	11,013,575	4,026,413

Total	$2,726,708,728	$1,757,340,661

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets is referred to as a Synthetic Investment Contract (“SIC”) and is recorded at contract value.

The fair value of the underlying assets related to the SICs was $2,760,543,569 as of December 31, 2004, and $1,834,125,347 as of December 31, 2003. The fair value of non-synthetic contracts held by the Plan approximated their contract value as of December 31, 2004. The weighted average yield (excluding administrative expenses) for all investment contracts was 4.74 percent and 4.68 percent at December 31, 2004, and December 31, 2003, respectively. Average duration for all investment contracts was 2.91 years and 3.16 years at December 31, 2004, and December 31, 2003 respectively. The crediting interest rate for all investment contracts was 4.74 percent at December 31, 2004, and 4.68 percent at December 31, 2003. Crediting interest rates are reset on a quarterly basis. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

7.	PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by State Street affiliates related to the Plan’s Trustee; transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The Northrop Grumman Common Stock Fund (“NG Stock Fund”) within the DC Master Trust held 24,610,307 and 10,465,834 shares of Northrop Grumman common stock at December 31, 2004 and 2003, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately .05 percent and .06 percent at December 31, 2004 and 2003, respectively. During 2004, the NG Stock Fund earned dividends of $9,394,984 from its investment in Northrop Grumman Corporation common stock.

State Street affiliates managed $10,045,949 and $2,891,365 of Plan assets as of December 31, 2004 and December 31, 2003, respectively. The Plan paid $166,058 to the trustee in fees for the year ended December 31, 2004. The FSSP had transactions with the trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

ERISA. In the event the FSSP is terminated, all participants will become 100 percent vested in their total FSSP account balances.

9.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated May 14, 2003, in which the Internal Revenue Service (“IRS”) determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the 1986 Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. In November 2003, the IRS issued a Voluntary Compliance Program compliance statement regarding certain operational defects that had been previously identified by the Plan Sponsor. In accordance with that compliance statement, corrections are being made. The estimated cost impact of these corrections is $650,000 for increased benefit obligations and $391,373 for consulting fees payable, which were recorded in the Plan’s financial statements as of December 31, 2003. As of December 31, 2004, $50,000 for increased benefit obligations and $125,000 for consulting fees payable remained outstanding and are recorded as accrued expenses in Plan financial statements as of December 31, 2004. The costs for the corrections did not have a material adverse impact on the Plan. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the 1986 Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Plan is subject to ERISA and must therefore file a Form 5500, Annual Return/Report of Employee Benefit Plan, with the U.S. Department of Labor. Form 5500 reports financial information based on the audited financial statements with particular modifications based on the Form 5500 instructions.

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500 as of December 31:

	2004	2003
Net assets available for Plan benefits per the financial statements	$1,215,654,801	$1,184,051,205
Less: Amounts allocated to withdrawing participants	(2,836,644)	(7,373,290)

Net assets available for Plan benefits per Form 5500	$1,212,818,157	$1,176,677,915

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$92,549,974
Add: Amounts allocated to withdrawing participants at December 31, 2004	2,836,644
Less: Amounts allocated to withdrawing participants at December 31, 2003	(7,373,290)

Benefits paid to participants per Form 5500	$88,013,328

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

*    *    *    *    *

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i,

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
* Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	$716,515,716

* Northrop Grumman Employee Benefit Plan Master Trust	Participation in Northrop Grumman Employee Benefit Plan Master Trust	455,643,379

* State Street Bank and Trust Company	Participation in the Cash/STIF Accounts	10,045,949

* Northrop Grumman Corporation	Participant loans (prime plus 1%)	34,100,696

TOTAL		$1,216,305,740

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

	By	/s/ J. MICHAEL HATELEY
Dated: June 29, 2005		J. Michael Hateley
Chairman, Administrative Committee